EXHIBIT 8.1

LLOYDS BANKING GROUP STRUCTURE

The following is a list of the principal subsidiaries of Lloyds Banking Group plc at 31 December 2011. The audited consolidated accounts of Lloyds Banking Group plc for the year ended 31 December 2011 include the audited accounts of each of these companies.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office

Lloyds TSB Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN

Scottish Widows plc	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF

HBOS plc	Scotland	100%*	Holding company	The Mound Edinburgh EH1 1YZ

Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound Edinburgh EH1 1YZ

*     Indirect interest